QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.            )

COGNICASE INC. (Name of Issuer)
Common Shares, no par value (Title of Class of Securities)
192 423 101 (CUSIP Number)

Jean-René Gauthier, Esq.
McCarthy Tétrault LLP
Windsor Tower, 5th Floor
1170 Peel Street
Montréal Québec
Canada H3B4S8
(514) 397-4299

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 6, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No.    192423101

(Continued on following pages)

CUSIP No. 192423101

1	Names of Reporting Persons: CGI Group Inc. I.R.S. Identification No. of Above Persons (entities only)

2	Check the Appropriate Box if a Member of a Group (see Instructions)			(a) ☒
(b) ☐

3	SEC use only

4	Source of Funds (see Instructions) 00

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Montréal, Québec, Canada

Number of shares		7	Sole voting power -0-
beneficially
owned by each Reporting		8	Shared voting power -0-
person with
		9	Sole dispositive power -0-

		10	Shared dispositive power 9,450,187

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,450,187

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 15.2%

14	Type of Reporting Person (see Instructions) CO

CUSIP No.    192423101

Item 1.    Security and Issuer.

        The name of the issuer is Cognicase Inc. (the "Company"). The address of the Company's principal executive offices is 111 Duke Street, 9th Floor, Montréal, Québec, Canada H3C 2M1. The title of the class of equity securities to which this Schedule 13D relates is the Company's common shares, no par value (the "Common Shares").

Item 2.    Identity and Background.

        CGI Group Inc. ("CGI") is a corporation organized under Québec law. Its principal business is to provide information technology services and business solutions. The address of its principal business is 1130 Sherbrooke Street West, 5th Floor, Montréal, Québec, Canada H3A 2M8. For additional information with respect to CGI, see the section entitled "The Offeror" in the Offer and Circular dated December 6, 2002 (the "Offer and Circular"), which is incorporated here by reference.

        (a), (b), (c) and (f): The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of CGI are set forth on Schedule I and is incorporated here by reference.

        (d) and (e): To the best of CGI's knowledge, neither CGI nor any of its executive officers or directors, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it or they being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such.

Item 3.    Source and Amount of Funds or Other Consideration.

        CGI is offering (the "Offer"), on the terms and subject to the conditions of the Offer and Circular, to purchase all of the Company's outstanding Common Shares (including the Common Shares which may become outstanding after the date of the Offer and Circular upon the exercise of outstanding options and other rights). At the option of the holder, each Common Share tendered can be exchanged for Cdn. $4.25 in cash, 0.5484 Class A Subordinate Shares, no par value, of CGI (the "Class A Subordinate Shares"), or any combination of the above, subject to the maximum cash consideration and maximum share consideration limitations, and to pro-ration as set forth in the Offer and Circular.

        CGI currently intends to pay for half of the acquired Common Shares with cash and the remainder with Class A Subordinate Shares. CGI currently estimates that the total amount of cash required to purchase half of the Common Shares (pursuant to the Offer and Circular or pursuant to any following Compulsory Acquisition (defined below), Subsequent Acquisition Transaction (defined below) and related dissent) and to pay related fees and expenses would be approximately Cdn. $161,149,000. CGI will finance this amount from funds available under its Credit Agreement dated November 12, 2002, between CGI, the lenders party thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.

        For additional information with respect to the Source and Amount of Funds or Other Consideration, see the sections entitled "Payment for Deposited Cognicase Shares", "Changes in Capitalization, Dividends and Distributions; Liens", "Pro Forma Capitalization of CGI" and "Source of Funds" in the Offer and Circular, which are incorporated here by reference.

CUSIP No.    192423101

Item 4.    Purpose of Transaction.

        This Schedule 13D relates to the execution of a Lock-Up Agreement (the "Lock-Up Agreement") dated December 6, 2002, between CGI and the National Bank of Canada (the "Bank") in connection with the Offer.

        (a):  On December 6, 2002, CGI entered into the Lock-Up Agreement with the Bank pursuant to which the Bank has, subject to certain exceptions, irrevocably agreed to deposit pursuant to the Offer and not to withdraw an aggregate of 9,450,187 Common Shares beneficially owned by the Bank.

        CGI has no current intention of acquiring beneficial ownership of additional Common Shares while the Offer is outstanding, other than pursuant to the Offer. However, CGI reserves the right to, and may, acquire Common Shares by making purchases through the facilities of the Toronto Stock Exchange ("TSX"), subject to applicable law, at any time and from time to time before the expiry time of the Offer. In no event will CGI make any such purchases of Common Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of Common Shares acquired by CGI through the facilities of the TSX during the Offer period will not exceed 5% of the Common Shares outstanding on the date of the Offer.

        Compulsory Acquisition. If within 120 days from the date the Offer is made, the Offer is accepted by the holders of not less than 90% of the Common Shares (other than Common Shares held on the date of the Offer by or on behalf of CGI its affiliates and associates) and CGI is bound to take up and pay for, or have taken up and paid for the Common Shares of the shareholders who have accepted the Offer, then CGI will be entitled to acquire the remainder of the Common Shares on the same terms and for the same consideration per Common Share payable or paid, as the case may be, under the Offer, pursuant to the provisions of the Canada Business Corporations Act (the "CBCA") (a "Compulsory Acquisition"). If a Compulsory Acquisition is available, it is the current intention of CGI to elect to exercise its rights to cause a Compulsory Acquisition and acquire the remainder of the Common Shares on the same terms, including the Offer price, as the Common Shares were acquired under the Offer.

        Subsequent Acquisition Transaction. If CGI takes up and pays for Common Shares validly deposited under the Offer and the statutory right of acquisition described above is unavailable or CGI elects not to proceed with a Compulsory Acquisition, then CGI may, if it chooses to act at all, cause a special meeting of shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction (each, a "Subsequent Acquisition Transaction") involving CGI and/or an affiliate of CGI and the Company for purposes of enabling CGI to acquire all of the Common Shares not deposited under the Offer. In any Subsequent Acquisition Transaction, the shareholders may have the right to dissent under the CBCA and to be paid fair value for their Common Shares, with such fair value to be determined by a court.

        CGI has engaged CIBC World Markets Inc. and Desjardins Securities Inc. to act as its exclusive financial advisors in connection with the Offer and to act as dealer managers to solicit acceptances of the Offer in Canada. In Canada, CIBC World Markets Inc. and Desjardins Securities Inc. have undertaken to form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer.

        For additional information with respect to the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, see the "Summary" section and the sections entitled "The Offer", "Conditions of the Offer", "Market Purchases", "Background to the Offer", "Purpose of the Offer and the Offeror's Plans for Cognicase", "Beneficial Ownership and Trading in Securities", "Commitments to Acquire Cognicase Shares", "Arrangements, Agreements and Understandings", "Acquisition of Cognicase Shares Not Deposited Under the Offer" and "Financial Advisors, Dealer Managers and Soliciting Dealer Group" of the Offer and Circular, which are incorporated here by reference.

CUSIP No.    192423101

        (b):  CGI's current intention is to acquire all Common Shares not deposited under the Offer by means of a Compulsory Acquisition or Subsequent Acquisition Transaction. Although CGI currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, it is possible that, as a result of delays in CGI's ability to effect such a transaction, information hereafter obtained by CGI, changes in general economic, industry or market conditions or in the business of the Company or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. For additional information with respect to extraordinary corporate transactions, see the sections entitled "Purpose of the Offer and the Offeror's Plans for Cognicase" and "Acquisition of Cognicase Shares Not Deposited Under the Offer" of the Offer and Circular, which are incorporated here by reference.

        (c):  Not applicable.

        (d):  Following the successful completion of the Offer, it is expected that certain changes may be effected with respect to the composition of the board of directors of the Company to allow nominees of CGI to be appointed. For additional information with respect to a change in the present board of directors or management of the issuer, see the section entitled "Purpose of the Offer and the Offeror's Plans for Cognicase" of the Offer and Circular, which is incorporated here by reference.

        (e):  Not applicable.

        (f):  Following the successful completion of the Offer, CGI intends to conduct a review of the Company's service offerings and business strategy with a view to determining how best to combine the Company's operations with those of CGI in order to maximize synergies and achieve operational efficiency. The corporate organization of CGI and/or the Company may also be restructured in connection with such integration. For additional information with respect to material change in the issuer's business or corporate structure, see the section entitled "Purpose of the Offer and the Offeror's Plans for Cognicase" of the Offer and Circular, which is incorporated here by reference.

        (g):  Not applicable.

        (h):  The rules and regulations of the TSX and The Nasdaq National Market ("Nasdaq") establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchanges. Among such criteria are the number of shareholders, and the number and aggregate market value of Common Shares publicly held. Depending on the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX and Nasdaq. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. It is the intention of CGI to apply to delist the Common Shares from such exchanges as soon as practicable after completion of the Offer or after a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. For additional information with respect to causing a class of securities of the issuer to be delisted from a securities exchange, see the sections entitled "Purpose of the Offer and the Offeror's Plans for Cognicase" and "Effect of the Offer on Market and Listings" of the Offer and Circular, which are incorporated here by reference.

        (i):  Either after the purchase of Common Shares under the Offer or if CGI were to elect to pursue and complete a Compulsory Acquisition or a Subsequent Acquisition Transaction, it may be possible to take steps to cease to be subject to applicable public reporting requirements under Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). For additional information with respect to a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, see the sections entitled "Purpose of the Offer and the Offeror's Plans for Cognicase" and "Effect of the Offer on Market and Listings" of the Offer and Circular, which are incorporated here by reference.

        (j):  Not applicable.

CUSIP No.    192423101

Item 5.    Interest in Securities of the Issuer.

        (a):  The aggregate number of Common Shares as to which the reporting person may be considered to have beneficial ownership is 9,450,187. To CGI's knowledge, based upon publicly available documents, as of October 31, 2002, this represents approximately 15.2% of the number of outstanding Common Shares.

        (b):  The reporting person has shared power to dispose or to direct the disposition of the Common Shares of the Company that it is deemed to beneficially own. The information set forth in Item 2 of this Schedule is incorporated here by reference. For additional information with respect to sole voting power, shared voting power, sole dispositive power and shared dispositive power, see the section entitled "Beneficial Ownership and Trading in Securities" in the Offer and Circular, which is incorporated here by reference.

        (c):  To the best of CGI's knowledge, neither CGI nor any of the executive officers or directors of CGI, has, during the last 60 days, been a party to any transactions involving the Common Shares, except for the Lock-Up Agreement, described in the "Summary" section and the sections entitled "Market Purchases", "Beneficial Ownership and Trading in Securities" and "Arrangements, Agreements or Understandings" of the Offer and Circular, which are incorporated here by reference.

        (d)  and (e): Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        For information with respect to contracts, arrangements, understandings or relationships with respect to the issuer, see the "Summary" section and the sections entitled "Manner of Acceptance", "Background to the Offer", "Purpose of the Offer and the Offeror's Plans for Cognicase", "Beneficial Ownership and Trading in Securities", "Commitments to Acquire Cognicase Shares", "Arrangements, Agreements and Understandings", "Acquisition of Cognicase Shares Not Deposited Under the Offer", "Financial Advisors, Dealer Managers and Soliciting Dealer Group" and "Depositary" of the Offer and Circular, which are incorporated here by reference.

Item 7.    Material to be Filed as Exhibits.

99.1	Offer and Circular dated December 6, 2002.(1)
99.2	Form of Letter of Transmittal.(1)
99.3	Form of Notice of Guaranteed Delivery.(1)
99.4	Lock-Up Agreement dated December 6, 2002, between CGI and the National Bank of Canada.(1)
99.5	Confidentiality Agreement dated November 28, 2002, between CGI and the National Bank of Canada.(1)
99.6	Exclusivity Agreement dated November 29, 2002, between CGI and the National Bank of Canada.(1)
99.7	Credit Agreement dated November 12, 2002, between CGI, the lenders party thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.
99.8	Notice of Change and Variation of Offer to Purchase dated December 16, 2002.(2)

99.9	Form of Amended Letter of Transmittal.(2)
99.10	Form of Amended Notice of Guaranteed Delivery.(2)
99.11	Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

  (1)
  Incorporated by reference to CGI Group Inc.'s Form F-8 (File No. 333-101717) filed with the Commission on December 9, 2002.

  (2)
  Incorporated by reference to CGI Group Inc.'s Amendment No. 1 to Form F-8 (File No. 333-101717) filed with the Commission on December 17, 2002.

  (3)
  Incorporated by reference to CGI Group Inc.'s Amendment No. 2 to Form F-8 (File No. 333-101717) filed with the Commission on December 24, 2002.

CUSIP No.    192423101

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2002

CGI GROUP INC.
/s/ SERGE GODIN
Serge Godin, Chairman of the Board and Chief Executive officer

CUSIP No.    192423101

EXHIBIT INDEX

Exhibit Number	Document
99.1	Offer and Circular dated December 6, 2002.(1)
99.2	Form of Letter of Transmittal.(1)
99.3	Form of Notice of Guaranteed Delivery.(1)
99.4	Lock-Up Agreement dated December 6, 2002, between CGI and the National Bank of Canada.(1)
99.5	Confidentiality Agreement dated November 28, 2002, between CGI and the National Bank of Canada.(1)
99.6	Exclusivity Agreement dated November 29, 2002, between CGI and the National Bank of Canada.(1)
99.7	Credit Agreement dated November 12, 2002, between CGI, the lenders party thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.
99.8	Notice of Change and Variation of Offer to Purchase dated December 16, 2002.(2)
99.9	Form of Amended Letter of Transmittal.(2)
99.10	Form of Amended Notice of Guaranteed Delivery.(2)
99.11	Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

(1)
Incorporated by reference to CGI Group Inc.'s Form F-8 (File No. 333-101717) filed with the Commission on December 9, 2002.

(2)
Incorporated by reference to CGI Group Inc.'s Amendment No. 1 to Form F-8 (File No. 333-101717) filed with the Commission on December 17, 2002.

(3)
Incorporated by reference to CGI Group Inc.'s Amendment No. 2 to Form F-8 (File No. 333-101717) filed with the Commission on December 24, 2002.

CUSIP No.    192423101

Schedule I

Name and Business Address	Title	Present Principal Occupation, other than Executive Officer of CGI	Citizenship
Serge Godin 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Chairman of the Board and Chief Executive Officer	N/A	Canadian
Jean Bassard 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Vice Chairman of the Board	N/A	Canadian
Paule Doré 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Executive Vice President, Chief Corporate Officer and Director	N/A	Canadian
André Imbeau 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Executive Vice President, Chief Financial Officer and Director	N/A	Canadian
David Anderson 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Senior Vice President and Corporate Controller	N/A	Canadian
Yvan Allaire 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	Emeritus Professor of Strategy, UQAM Chairman, Governance Value Added Inc.	Canadian
William D. Anderson 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	President, BCE Ventures Inc.	Canadian
Claude Boivin 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	N/A	Canadian

CUSIP No.    192423101

Claude Chamberland 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	N/A	Canadian
David L. Johnston 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	President and Vice-Chancellor, University of Waterloo	Canadian
Eileen A. Mercier 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	President, Finvoy Management Inc.	Canadian
C. Wesley M. Scott 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	N/A	Canadian
Siim A. Vanaselja 1130 Sherbrooke Street West 5th Floor Montréal, Québec Canada H3A 2M8	Director	Chief Financial Officer, BCE Inc.	Canadian

QuickLinks

SIGNATURE
EXHIBIT INDEX
Schedule I